Mail Stop 4561
									June 22, 2005

Mr. Michael L. Ashner
Chief Executive Officer
Winthrop Residential Associates I, a Limited Partnership
7 Bulfinch Place
Suite 500
P.O. Box 9507
Boston, MA 02114

      Re:	Winthrop Residential Associates I, a Limited Partnership
		Form 10-KSB for the year ended December 31, 2004
		Filed March 31, 2005
      File No. 000-10272

Dear Mr. Ashner:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










General

1. Please revise your filing to include the reports of the other auditors that you referenced in your report. The reports of accountants other than the principal accountant must be filed when reliance is placed on their work and reference is made to the reports in the principal auditor`s report. For reference see Rule 2-05 of Regulation S-X.

Note 1 - Organization and Summary of Significant Accounting
Policies,
page 15

Investments in Local Limited Partnerships, page 15

2. We note that you have 93% and 95% interests in Stonegate Apartments Limited Partnership and College Green Limited Partnership, respectively, as of December 31, 2004. We also note that you have accounted for these investments using the equity method. Please advise us how you determined that you do not control either of these partnerships. Additionally, please tell us how you evaluated your interests in these limited partnerships under FIN 46(R). Specifically, tell us how you determined that the entities were not variable entities in accordance with paragraph 5 of FIN 46(R).



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.






	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or
Daniel
Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



      Daniel Gordon			Branch Chief



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Mr. Michael L. Ashner
Winthrop Residential Associates I, a Limited Partnership
June 22, 2005
Page 1